UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/ME) No. 90.400.888/0001-42

Company Registration (NIRE) No. 35.300.332.067

Minutes of the Board of Directors Meeting

held on December 17, 2021

DATE, TIME AND PLACE: On December 17, 2021, at 3:30 p.m., by videoconference, the Board of Directors of the Company has met, with the attendance of all of its members.

CALL NOTICE: The call was waived in view of the attendance of all members of the Board of Directors.

MEETING BOARD: Álvaro Antônio Cardoso de Souza, President. Daniel Pareto, Secretary.

AGENDA: In continuity with the approval of the Succession Plan of the Company's senior management resolved on July 28, 2021, resolve on: (i) the appointment of Mr. Sérgio Agapito Lires Rial, to the positions of Coordinator of the Nomination and Governance Committee and member of the Compensation and Risks and Compliance Committees of the Company; (ii) the dismissal of Messrs. Mario Roberto Opice Leão and Carlos Rey de Vicente from the positions of members of the Company's Sustainability Committee; and (iii) the appointment of Mrs. Andrea Marques de Almeida and Messrs. Álvaro Antônio Cardoso de Souza and Luiz Masagão Ribeiro Filho as members of the Company's Sustainability Committee.

RESOLUTIONS: Made the necessary clarifications, the members of the Board of Directors unanimously APPROVED:

(i) to appoint, with effect from January 1, 2022, pursuant to article 14, paragraph 6, of the Company's Bylaws and the favorable recommendation of the Nomination and Governance Committee, for a supplementary term until the investiture of those elected in the First Meeting of the Board of Directors to be held after the Annual General Meeting of 2023, Mr. Sérgio Agapito Lires Rial, Brazilian, single, economist, holder of Identity Card RG No. 04.621.473-0 IFP/RJ, enrolled with the CPF /ME under No. 595.644.157-72, for the positions of Coordinator of the Nomination and Governance Committee and as a member of the Compensation, Risks and Compliance Committees of the Company;

(ii) to dismiss, with effect from January 1, 2022, Messrs. Mario Roberto Opice Leão, Brazilian, married, engineer, holder of Identity Card RG nº 24752106 SSP/SP, enrolled with the CPF/ME under nº 248.745.618-37, and Carlos Rey de Vicente, Spanish, married, lawyer, holder of the Identity Card for Foreigners RNE No. V952766-Z, enrolled with the CPF/ME under No. 236.413.938-41, of the positions of Committee members of the Company's Sustainability. The board members thanked Messrs. Mario Roberto Opice Leão and Carlos Rey de Vicente for their valuable contributions to the Company throughout the period in which they were part of the Sustainability Committee; and

(iii) appoint, with effect from January 1, 2022, pursuant to article 14, paragraph 6, of the Company's Bylaws and the favorable recommendation of the Nomination and Governance Committee, for a supplementary term until the investiture of those elected in the first Meeting of the Board of Directors to be held after the Annual General Meeting of 2023, Ms. Andrea Marques de Almeida, Brazilian, divorced, engineer, holder of Identity Card RG nº. 07.648.624-0, registered with the CPF/ME under no. 014.701.357-79, Mr. Álvaro Antônio Cardoso de Souza, Portuguese, married, economist, holder of the identity card RNE nº W401505-E, enrolled with the CPF/ME under nº 249.630.118-91 and Mr. Luiz Masagão Ribeiro Filho, Brazilian, married, business administrator, holder of Identity Card RG nº 24.105.527-1 SSP/SP, enrolled with the CPF/ME under nº 214.670.788-75, as members of the Company's Sustainability Committee.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by all the attendees. Board: Álvaro Antônio Cardoso de Souza, Chairman. Daniel Pareto, Secretary. Signatures: Mr. Álvaro Antônio Cardoso de Souza – Chairman; Mr. Sergio Agapito Lires Rial – Vice Chairman; Deborah Stern Vieitas, Deborah Patricia Wright, José Antonio Alvarez Alvarez, José de Paiva Ferreira, José Antonio Garcia Cantera, Marília Artimonte Rocca and Pedro Augusto de Melo – Directors.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: December 17, 2021

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer